FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/2/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2019 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: May 2, 2019

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces First Quarter 2019 Results

Luxembourg, May 2, 2019 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter period that ended March 31, 2019.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars ($) and metric tons.

Summary of First Quarter 2019 Results

	1Q 2019	4Q 2018		1Q 2018

Steel Shipments (tons)	3,205,000	2,964,000	8%	3,523,000	-9%
Iron Ore Shipments (tons)	920,000	857,000	7%	929,000	-1%
Net Sales ($ million)	2,737.6	2,636.1	4%	2,797.0	-2%
Operating Income ($ million)	307.3	382.7	-20%	446.2	-31%
EBITDA[1] ($ million)	470.2	512.8	-8%	603.5	-22%
EBITDA Margin (% of net sales)	17.2%	19.5%	-230 bps	21.6%	-440 bps
EBITDA[2] per Ton ($)	146.7	173.0	-15%	171.3	-14%
Financial (Expense) Income, Net ($ million)	(26.9)	60.7		(49.0)
Income Tax Expense ($ million)	(70.4)	(55.8)		(40.6)
Net Income ($ million)	224.9	435.4		376.7
Equity Holders' Net Income ($ million)	218.2	350.6		338.9
Earnings per ADS[3] ($)	1.11	1.79		1.73

•	EBITDA of $470.2 million, 8% lower sequentially, with lower EBITDA margin and higher shipments.

•
Earnings per ADS (EPADS) of $1.11, a sequential decrease of $0.67. EPADS in the fourth quarter 2018 included a non-recurrent tax gain of $0.32 related to the effect of an tax asset revaluation at Ternium's Argentine subsidiary.

•	Capital expenditures of $209.8 million, up from $164.6 million in the fourth quarter 2018.

•	Free cash flow[4] of $268.7 million.

•	Net debt position[5] of $1.5 billion at the end of March 2019, a $0.3 billion decrease in the first quarter 2019 and equivalent to 0.6 times net debt to last twelve months EBITDA.

Ternium’s operating income in the first quarter 2019 was $307.3 million, reflecting a weaker pricing environment in Ternium's main steel markets and relatively low shipment levels in the Southern Region. Operating income in the first quarter 2019 decreased $75.4 million sequentially, mainly due to a $35 decrease in steel revenue per ton, partially offset by a 241,000-ton increase in steel shipments. This increase in steel volume was the result of a 264,000-ton increase in Other Markets, mainly due to higher slab shipments to third parties, and a 40,000-ton increase in Mexico, partially offset by a 63,000-ton decrease in the Southern Region, reflecting lower shipments in Argentina due to a combination of weaker steel demand, a destocking process in the value chain and the negative effect of seasonality.

Compared to the first quarter 2018, the company’s operating income in the first quarter 2019 decreased $139.0 million, due mainly to an year-over-year $91 increase in the steel segment’s operating cost per ton6 and a 318,000-ton decrease in steel shipments, partially offset by a $61 increase in steel revenue per ton. The increase in steel cost per ton mainly reflected higher purchased slab, raw material and maintenance costs. The decrease in steel volume was the result of a 211,000-ton decrease in Mexico, mainly due to a weaker commercial market, and a 203,000-ton decrease in the Southern Region, reflecting lower steel demand in Argentina, partially offset by a 96,000-ton increase in Other Markets, due in part to higher slab shipments to third parties.

The company’s net income in the first quarter 2019 was $224.9 million. Compared to net income of $435.4 million in the fourth quarter 2018, net income in the first quarter 2019 decreased $210.5 million mainly due to the lower operating income, lower financial results, lower results from equity in earnings of Usiminas and higher effective tax rate. The sequential decrease in financial results mainly reflected the effects of the fluctuation of the local currency against the U.S. dollar on Ternium’s Argentine and Mexican subsidiaries, lower inflation adjustment gains in connection with Ternium Argentina’s monetary position and lower derivative contract results in connection with currency risk management positions. The increase in effective tax rate in the first quarter 2019 mainly reflected a non-recurrent $104.1 million tax gain in the fourth quarter 2018 due to the effect of a tax asset revaluation at Ternium’s Argentine subsidiary.

Relative to the prior-year-period, net income in the first quarter 2019 decreased $151.7 million, mainly due to the lower operating income and higher effective tax rate, partially offset by better financial results. The year-over-year improvement in financial results mainly reflected lower net indebtedness and average interest rates. The increase in effective tax rate in the first quarter 2019 mainly reflected the changes in deferred taxes produced by the Mexican peso’s appreciation against the U.S. dollar, which was lower in the first quarter 2019 than in the first quarter 2018.

Outlook

Ternium expects EBITDA to decrease slightly in the second quarter 2019 compared to the first quarter 2019 as a result of a lower, normalizing, steel margin partially offset by moderately higher shipments. The company will remain focused on maximizing efficiency throughout its production value chain.
In Mexico, Ternium anticipates realized steel prices will decline further in the second quarter of the year mainly due to the delayed effect of industrial customer’s quarterly reset of contract prices, which will continue reflecting a protracted steel price downturn between July 2018 and January 2019. Overall, the Mexican industrial market should continue to exhibit steady steel demand in the second quarter of the year, coupled with moderate destocking at some automotive service centers. The Mexican commercial market’s performance should remain sluggish due to continued low construction activity, which affects the company’s shipments in the country.
In Argentina, despite a weak economic forecast, shipments are expected to sequentially increase during the second quarter 2019. This anticipated increase should result from the gradual recovery of the local steel market and the eventual conclusion of the destocking in the country’s steel industry value chain.

Analysis of First Quarter 2019 Results

Net gain attributable to Ternium’s equity owners in the first quarter 2019 was $218.2 million, compared to net gain attributable to Ternium’s equity owners of $338.9 million in the first quarter 2018. Including non-controlling interest, net gain for the first quarter 2019 was $224.9 million, compared to net gain of $376.7 million in the first quarter 2018. Earnings per ADS in the first quarter 2019 were $1.11, compared to earnings per ADS of $1.73 in the first quarter 2018.
Net sales in the first quarter 2019 were $2.7 billion, or 2% lower than net sales in the first quarter 2018. The following table outlines Ternium’s consolidated net sales for the first quarter 2019 and the first quarter 2018:

	Net Sales (million $)
	1Q 2019	1Q 2018	Dif.
Mexico	1,425.9	1,515.4	-6%
Southern Region	386.2	473.6	-18%
Other Markets	850.8	724.4	17%
Total steel products net sales	2,662.8	2,713.4	-2%
Other products[1]	74.7	83.4	-10%
Steel segment net sales	2,737.5	2,796.9	-2%

Mining segment net sales	75.8	69.7	9%
Intersegment eliminations	(75.8)	(69.6)
Net sales	2,737.6	2,797.0	-2%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $2.2 billion in the first quarter 2019, an increase of $83.8 million compared to the first quarter 2018. This was principally due to a $78.3 million, or 5%, increase in raw material and consumables used, mainly reflecting higher raw materials and energy costs per ton partially offset by a 9% decrease in steel shipment volumes; and to a $5.5 million increase in other costs, mainly including a $12.3 million increase in depreciation of property, plant and equipment and a $12.1 million increase in maintenance expenses, partially offset by a $17.9 million decrease in labor costs.

Selling, General & Administrative (SG&A) expenses in the first quarter 2019 were $219.3 million, or 8.0% of net sales, a decrease of $4.6 million compared to SG&A expenses in the first quarter 2018, mainly due to lower amortization of intangible assets.

Operating income in the first quarter 2019 was $307.3 million, or 11.2% of net sales, compared to operating income of $446.2 million, or 16.0% of net sales in the first quarter 2018. The following table outlines Ternium’s operating income by segment for the first quarter 2019 and first quarter 2018:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	1Q 2019	1Q 2018	1Q 2019	1Q 2018	1Q 2019	1Q 2018	1Q 2019	1Q 2018
Net Sales	2,737.5	2,796.9	75.8	69.7	(75.8)	(69.6)	2,737.6	2,797.0
Cost of sales	(2,234.3)	(2,152.4)	(61.6)	(52.4)	79.4	72.2	(2,216.6)	(2,132.7)
SG&A expenses	(215.6)	(218.7)	(3.7)	(5.1)	—	—	(219.3)	(223.8)
Other operating income, net	6.3	5.6	(0.7)	0.2	—	—	5.6	5.8
Operating income	293.9	431.3	9.8	12.3	3.7	2.6	307.3	446.2

EBITDA	440.5	575.0	26.0	25.9	3.7	2.6	470.2	603.5

Steel reporting segment

The steel segment’s operating income was $293.9 million in the first quarter 2019, a decrease of $137.4 million compared to the first quarter 2018 mainly as a result of lower shipments and higher operating cost per ton partially offset by higher revenue per ton.

Net sales of steel products in the first quarter 2019 decreased 2% compared to the first quarter 2018, reflecting a 318,000-ton decrease in shipments partially offset by higher revenue per ton. Revenue per ton increased 8% mainly reflecting higher realized steel prices in Mexico and Other Markets. Shipments decreased 9%year-over-year due to lower volumes in Mexico and in the Southern Region, partially offset by higher slabs shipments in Other Markets.

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1Q 2019	1Q 2018	Dif.	1Q 2019	1Q 2018	Dif.	1Q 2019	1Q 2018	Dif.
Mexico	1,425.9	1,515.4	-6%	1,563.4	1,774.5	-12%	912	854	7%
Southern Region	386.2	473.6	-18%	442.3	645.3	-31%	873	734	19%
Other Markets	850.8	724.4	17%	1,198.8	1,103.0	9%	710	657	8%

Total steel products	2,662.8	2,713.4	-2%	3,204.5	3,522.8	-9%	831	770	8%
Other products[1]	74.7	83.4	-10%

Steel segment	2,737.5	2,796.9	-2%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 3% due to a 14% increase in cost per ton partially offset by the above-mentioned 9% decrease in shipments. Cost per ton increased mainly as a result of higher purchase slab, raw material and maintenance costs.

Mining reporting segment

The mining segment’s operating income was a gain of $9.8 million in the first quarter 2019, compared to a gain of $12.3 million in the first quarter 2018, mainly reflecting higher revenue per ton.

Net sales of mining products in the first quarter 2019 were 9% higher than those in the first quarter 2018 as a result of a 10% increase in revenue per ton, partially offset by a 1% decrease in shipments.

	Mining segment
	1Q 2019	1Q 2018	Dif.
Net Sales (million $)	75.8	69.7	9%
Shipments (thousand tons)	919.9	929.3	-1%
Revenue per ton ($/ton)	82	75	10%

Operating cost increased 13% year-over-year, mainly due to an increase of 15% in operating cost per ton, partially offset by the above-mentioned 1% decrease in shipments.

EBITDA in the first quarter 2019 was $470.2 million, or 17.2% of net sales, compared to $603.5 million, or 21.6% of net sales, in the first quarter 2018.

Net financial results were a loss of $26.9 million in the first quarter 2019, compared to a $49.0 million loss in the first quarter 2018. During the first quarter 2019, Ternium’s net financial interest results totaled a loss of $13.9 million, compared to a loss of $25.2 million in the first quarter 2018, reflecting lower interest rate and lower average indebtedness.

Net foreign exchange results were a loss of $30.7 million in the first quarter 2019 compared to a loss of $39.2 million in the first quarter 2018. The loss in the first quarter 2019 was mainly due to the negative non-cash impact of the Argentine peso’s 13% depreciation against the U.S. dollar on Ternium Argentina’s US dollar financial position (which applies the Argentine peso as functional currency) and the negative impact of the Mexican peso's 2% appreciation against the US dollar on a net short local currency position in Ternium's Mexican subsidiaries. Change in fair value of financial instruments included in net financial results was an $8.2 million loss in the first quarter 2019 compared to a $14.2 million loss in the first quarter 2018. The results in these periods were mainly related to currency hedge transactions in Mexico and Colombia.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position was a gain of $33.3 million as a result of the application of IAS 29 since 2018.

Equity in results of non-consolidated companies was a gain of $14.9 million in the first quarter 2019, compared to a gain of $20.0 million in the first quarter 2018 mainly due to lower results from Ternium's investment in Usiminas, partially offset by higher results in Techgen.

Income tax expense in the first quarter 2019 was $70.4 million, or 24% of income before income tax expense, compared to an income tax expense of $40.6 million in the first quarter 2018, or 10% of income before income tax expense. Effective tax rates in the these periods included a non-cash charge on deferred taxes due to the 2% and 8% appreciation of the Mexican peso against the U.S. dollar during the first quarter 2019 and first quarter 2018, respectively, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the first quarter 2019 was $6.7 million, compared to net gain of $37.8 million in the same period in 2018.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2019 was $478.5 million. Working capital decreased by $166.6 million in the first quarter 2019 as a result of an aggregate $168.2 million net increase in accounts payable and other liabilities and a $98.5 million decrease in inventories, partially offset by an aggregate $100.2 million net increase in trade and other receivables. The inventory value decrease in the first quarter 2019 was mainly due to a $12.3 million inventory value decrease in raw materials, supplies and other; and $98.6 million lower steel volume; partially offset by $12.4 million net higher costs of slabs and finished goods.

Capital expenditures in the first quarter 2019 were $209.8 million, $112.1 million higher than in the first quarter 2018. The main investments carried out during the first quarter 2019 included those made for new hot-rolling, hot-dipped galvanizing and painting production capacity in the company’s Pesquería industrial center, a new steel bar and coil mill in Colombia, improvement of environmental and safety conditions at certain facilities, the expansion of connectivity and equipment automation, and those made in the iron ore mining operations.

In the first quarter 2019, Ternium's free cash flow was $268.7 million. During the period, the company collected $24.5 million from its non-consolidated company Techgen in connection with loan settlements. Net repayment of borrowings and lease payments in the first quarter 2019 reached $56.7 million. As of March 31, 2019, Ternium’s net debt position was $1.5 billion.

Conference Call and Webcast

Ternium will host a conference call on May 2, 2019, at 8:45 a.m. ET in which management will discuss first quarter 2019 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

[1]	EBITDA in the first quarter 2019 equals operating income of $307.3 million adjusted to exclude depreciation and amortization of $162.9 million.

[2]	Consolidated EBITDA divided by steel shipments.

[3]
American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

[4]	Free cash flow in the first quarter 2019 equals net cash provided by operating activities of $478.5 million less capital expenditures of $209.8 million.

[5]	Net debt position at March 31, 2019 equals borrowings of $2.0 billion less cash and equivalents plus other investments of $0.5 billion.

[6]	Steel operating cost per ton is equal to steel cost of sales plus steel SG&A, divided by shipments.

Consolidated Income Statement

$ million	1Q 2019	1Q 2018
	(Unaudited)
Net sales	2,737.6	2,797.0
Cost of sales	(2,216.6)	(2,132.7)
Gross profit	521.0	664.3
Selling, general and administrative expenses	(219.3)	(223.8)
Other operating income, net	5.6	5.8
Operating income	307.3	446.2

Finance expense	(19.8)	(30.1)
Finance income	5.9	4.9
Other financial expenses, net	(13.0)	(23.8)
Equity in earnings of non-consolidated companies	14.9	20.0
Profit before income tax expense	295.3	417.3
Income tax expense	(70.4)	(40.6)
Profit for the period	224.9	376.7

Attributable to:
Owners of the parent	218.2	338.9
Non-controlling interest	6.7	37.8
Profit for the period	224.9	376.7

Consolidated Statement of Financial Position

$ million	March 31, 2019	December 31, 2018
	(Unaudited)
Property, plant and equipment, net	6,166.1	5,817.6
Intangible assets, net	990.9	1,012.5
Investments in non-consolidated companies	506.1	495.2
Deferred tax assets	147.4	134.2
Receivables, net	622.5	649.4
Trade receivables, net	3.9	4.8
Derivative financial instruments	0.5	0.8
Other investments	7.2	7.2
Total non-current assets	8,444.5	8,121.8

Receivables, net	318.8	309.8
Derivative financial instruments	1.1	0.8
Inventories, net	2,566.4	2,689.8
Trade receivables, net	1,241.8	1,128.5
Other investments	61.8	44.5
Cash and cash equivalents	464.3	250.5
Total current assets	4,654.3	4,423.9

Non-current assets classified as held for sale	2.1	2.1

Total assets	13,100.9	12,547.9

Capital and reserves attributable to the owners of the parent	6,586.1	6,393.3
Non-controlling interest	1,083.6	1,091.3

Total Equity	7,669.7	7,484.6

Provisions	635.1	644.0
Deferred tax liabilities	478.8	474.4
Other liabilities	423.4	414.5
Trade payables	0.9	0.9
Lease liabilities	323.5	65.8
Borrowings	1,435.6	1,637.1
Total non-current liabilities	3,297.4	3,236.8

Current income tax liabilities	92.5	150.3
Other liabilities	380.4	351.2
Trade payables	1,045.7	904.2
Derivative financial instruments	8.1	13.0
Lease liabilities	50.2	8.0
Borrowings	557.0	399.9
Total current liabilities	2,133.9	1,826.5

Total liabilities	5,431.3	5,063.3

Total equity and liabilities	13,100.9	12,547.9

Consolidated Statement of Cash Flows

$ million	1Q 2019	1Q 2018
	(Unaudited)

Profit for the period	224.9	376.7

Adjustments for:
Depreciation and amortization	162.9	157.3
Equity in earnings of non-consolidated companies	(14.9)	(20.0)
Changes in provisions	(4.4)	1.2
Net foreign exchange results and others	0.7	(2.4)
Interest accruals less payments	(0.2)	(12.6)
Income tax accruals less payments	(57.1)	(100.1)
Changes in working capital	166.6	(212.6)

Net cash provided by operating activities	478.5	187.4

Capital expenditures	(209.8)	(97.7)
Proceeds from the sale of property, plant & equipment	0.2	0.2
Recovery/ (Loans) to non-consolidated companies	24.5	(4.8)
Increase in Other Investments	(17.3)	(7.4)

Net cash used in investing activities	(202.4)	(109.7)

Finance Lease Payments	(12.8)	(1.3)
Proceeds from borrowings	166.1	227.1
Repayments of borrowings	(210.1)	(407.7)

Net cash used in financing activities	(56.7)	(181.9)

Increase (Decrease) in cash and cash equivalents	219.4	(104.2)

	Shipments
Thousand tons	1Q 2019	1Q 2018	4Q 2018

Mexico	1,563.4	1,774.5	1,523.4
Southern Region	442.3	645.3	505.1
Other Markets	1,198.8	1,103.0	935.2
Total steel segment	3,204.5	3,522.8	2,963.6

Total mining segment	919.9	929.3	856.9

	Revenue / ton
$/ton	1Q 2019	1Q 2018	4Q 2018

Mexico	912	854	945
Southern Region	873	734	939
Other Markets	710	657	699
Total steel segment	831	770	866

Total mining segment	82	75	84

	Net Sales
$ million	1Q 2019	1Q 2018	4Q 2018

Mexico	1,425.9	1,515.4	1,439.9
Southern Region	386.2	473.6	474.3
Other Markets	850.8	724.4	653.3
Total steel products	2,662.8	2,713.4	2,567.5
Other products[1]	74.7	83.4	68.2
Total steel segment	2,737.5	2,796.9	2,635.7

Total mining segment	75.8	69.7	71.9

Total steel and mining segments	2,813.3	2,866.6	2,707.6

Intersegment eliminations	(75.8)	(69.6)	(71.5)

Total net sales	2,737.6	2,797.0	2,636.1
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.